Axos Invest LLC

Statement of Financial Condition
December 31, 2022

Table of Contents
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69507

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Axos Invest LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__9205 West Russell Road Suite 400__
(No. and Street)

__Las Vegas__	__NV__	__89148__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Derrick K. Walsh__	__(858) 649-2165__	__dwalsh@axosbank.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC__
(Name – if individual, state last, first, and middle name)

__97 Froehlich Farm Blvd__	__Woodbury__	__NY__	__11797__
(Address)	(City)	(State)	(Zip Code)
__02/23/2010__		__5028__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derrick K. Walsh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axos Invest LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MATTHEW RAYMOND MEDINA
COMM. #2318351
Notary Public - California
San Diego County
My Comm. Expires Jan. 9, 2024

Signature: _____, CFO

Title:
Chief Financial Officer

Notary Public *Matthew R Medina*

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Axos Invest LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axos Invest LLC (the "Company") (a limited liability company), as of December 31, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axos Invest LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Axos Invest LLC's auditors since 2019.

Woodbury, New York
March 29, 2023

Axos Invest LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	450,251
Securities owned, at fair value		15,919
Prepaid expenses		19,132
Deposit at broker-dealer		25,000
Tax benefit and other receivable from Parent		265,904
Total assets	$	776,206

Liabilities and Member's Equity -

Liabilities

Accounts payable and accrued expenses	$	20,999
Due to affiliated companies		50,803
Total liabilities		71,802
Member's Equity		704,404
Total liabilities and member's equity	$	776,206

The accompanying notes are an integral part of this financial statement.

2

I.   **Organization and Nature of Business Activity**

Axos Invest LLC (the "Company") is a limited liability company registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Axos Securities, LLC (the "Parent"), which is consolidated into Axos Financial, Inc. ("Financial"). The Company executes trades for Axos Invest, Inc. ("Affiliate"), a registered investment advisor, and it clears trades through Axos Clearing LLC ("Clearing").

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash
Cash consists of cash held at an affiliated financial institution which at times may exceed federally insured limits.

Revenue Recognition and Securities Transactions
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Transactions in securities and related revenue and expenses are recorded on a trade date basis. The Company's revenue is derived primarily from interest income and trading gains/losses when executing trades for its Affiliate.

Fair Value of Financial Assets
As of December 31, 2022, the Company owned long equity positions in the amount of $15,919, which are held at Clearing. These securities are carried at fair value and net realized and unrealized gains or losses on are reflected in Rebate & trading on the statement of operations.

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value of Financial Assets (continued)

Accounting Standards Codification Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 inputs include quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 inputs include Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 includes unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's investments at December 31, 2022 comprise publicly traded exchange-traded funds (ETFs) with Level I inputs. The fair value is determined through quoted prices of identical assets on public stock exchanges (e.g., NYSE, NASDAQ).

Carrying amount is the estimated fair value for cash, receivables, due to affiliated companies and accounts payable.

Income Taxes
The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state tax purposes, not subject to income taxes. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit. Consolidated tax results are distributed from the Parent as if the Company files on a separate return basis and are calculated utilizing the Parent's tax rate. The Company recorded an income tax benefit receivable from Parent of $265,904 at December 31, 2022.

Guarantees
The Company in its normal course of business enters into legal contracts containing representations and warranties that provide general indemnifications. Although the Company's maximum exposure under these arrangements is not defined, as claims may be unasserted, based on its experience, the Company expects the risk of loss to be remote.

3. **Expense Sharing Agreements**

The Company and its affiliates entered into agreements to share administrative services (the "Expense Sharing Agreements"). In accordance with the Expense Sharing Agreements, the Company reimburses its affiliates, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the affiliates who provide services to the Company, rent expense, and general and administrative expense. Total expenses (included in "Compensation", "Occupancy" and "Other" in the Statement of Operations) incurred as a result of the Expense Sharing Agreements totaled approximately $173,000 for the year ended December 31, 2022. As of December 31, 2022, the Company had a payable due to the affiliated companies of $50,803, largely comprised of a payable to the Affiliate for wealth management pass-through revenue.

4. **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a minimum deposit of $25,000 with its clearing broker.

The Company had no underwriting commitments, no equipment leases, and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended. The Company is a lessee in a month-to-month sublease agreement for office space with Financial which is mutually cancelable by either party.

In February 2023, the Company reached a settlement in principle to resolve a reporting matter for $75,000.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $414,195, which was $314,195 in excess of its required net capital of $100,000. The Company's net capital ratio was 17.34%.

The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the SEC rule 15c3-3.

6. **Financial Support**

The Parent continues to fund the operations of the broker dealer, and intends to do so in the future. This allowed the Company to continue its operations. Had additional capitalization not been acquired the Company would not have been able to carry on as a going concern.

7. **Subsequent Events**

Subsequent events have been reviewed through March 29, 2023, the date the financial statement was filed.